Exhibit 99.1

YM BIOSCIENCES LICENSES MONOCLONAL ANTIBODY,
NIMOTUZUMAB, TO DAIICHI PHARMACEUTICAL FOR JAPAN

MISSISSAUGA, Canada - July 31, 2006 - YM BioSciences Inc. (AMEX:YMI, TSX:YM, AIM:YMBA), a company engaged in the acquisition, development and commercialization of oncology and acute care products, today announced that its majority owned subsidiary, CIMYM BioSciences Inc. (CIMYM), has licensed development and marketing rights in Japan for its anti-EGFR humanized antibody, nimotuzumab, to Daiichi Pharmaceutical Co., Ltd. (a wholly owned subsidiary of DAIICHI SANKYO COMPANY, LIMITED, one of Japan’s largest pharmaceutical companies).

Under the agreement, CIMYM will receive an up-front payment of US$14.5 million and significant milestone payments at certain stages of development for each of a number of indications as well as payments based on supply of nimotuzumab and sales performance in the territory. Daiichi will develop nimotuzumab for the Japanese market in several cancer indications.

“This is an exceptional agreement that provides nimotuzumab with the prospect of accessing the second largest pharmaceutical market in the world. The license will result in a substantial broadening of the development and commercialization efforts directed to our anti-cancer antibody,” said David Allan, Chairman & CEO of YM BioSciences.

In July 2006, nimotuzumab was approved in India for the treatment of head and neck cancer. Nimotuzumab is currently in a Phase IIl trial in Europe in combination with radiation for the treatment of pediatric pontine glioma. A trial in North America in pediatric pontine glioma is also currently in design. Nimotuzumab is being variously developed in non-small cell lung cancer, pediatric glioma and pancreatic cancer in Canada and Europe and YM is preparing to pursue further clinical development of the drug in adult glioma and colorectal cancer as well as a number of other indications. YM’s licensor, CIMAB SA, and its parent, the Center for Molecular Immunology, are conducting trials with nimotuzumab in glioma, breast, esophageal, uterine cervix, prostate and head and neck cancers. In the pediatric and adult trials in Europe, the head & neck trial in India, and in trials in Canada and elsewhere, the debilitating side effects of severe rash, diarrhea, conjunctivitis and hypomagnesemia, evident in some or all of the other products in development targeting the tyrosine kinase pathway, were not observed.

About DAIICHI SANKYO COMPANY, LIMITED.
DAIICHI SANKYO COMPANY, LIMITED was established on September 28, 2005 as the joint holding company of two major Japanese pharmaceutical companies - Sankyo Co., Ltd. and Daiichi Pharmaceutical Co., Ltd. DAIICHI SANKYO aims to become a Global Pharma Innovator, continuously generating innovative drugs and services and maximizing its corporate value. Sankyo and Daiichi Pharmaceutical have experience developing and marketing one of the world's leading oncology products, Irrinotecan Hcl, in Japan and have a broad range of major drug products in that market, including the antihypertensive Olmetec® (olmesartan medoxomil) and the synthetic antibacterial agent Cravit® (levofloxacin) and are strongly promoting drug information provision activities. In addition to cancer, both companies are established in the field of cardiovascular disease and have used their cumulative knowledge and expertise as a foundation for developing an abundant product lineup and R&D pipeline.

For further details, please refer to the company Web site, at http://www.daiichisankyo.co.jp/eng.

Conference Call Notice
YM BioSciences will be holding a conference call for Analysts and Portfolio Managers to discuss the licensing agreement on Monday, July 31, 2006 from 11:00am EDT. To participate in the conference call, dial 416-644-3415 or 1-866-250-4910. The conference call will also be audio cast live and archived for 90 days at www.ymbiosciences.com.

Other drug development activities at YM BioSciences
YM BioSciences Inc. is engaged in the acquisition, development and commercialization of oncology and acute care products. Its lead drug, tesmilifene, is a small molecule MDR-targeting agent that completed enrollment of 723 patients with metastatic and recurrent breast cancer in September 2005. The trial is the subject of a Special Protocol Assessment by the FDA and is being conducted according to a sequential adaptive clinical design. The sequential adaptive design allows for three interim analyses, of which the second analysis is imminent, prior to a final fourth analysis. Therefore, a total of four analyses are possible without statistical penalty. In addition, YM has received FDA Fast Track designation for tesmilifene in advanced breast cancer.

Data on nimotuzumab as a monotherapy in patients that are refractory to all treatment, principally in patients with colorectal cancer, in a trial conducted at Princess Margaret Hospital in Canada, will be presented at the 18th EORTC-NCI-AACR Symposium on Molecular Targets and Cancer Therapeutics, Prague, Czech Republic, November 7 - 10, 2006.

In addition to nimotuzumab and tesmilifene, YM BioSciences is developing AeroLEF™, a unique inhalation-delivered formulation of the established drug, fentanyl, to treat acute pain including cancer pain. For AeroLEF, preliminary results from its randomized Phase IIb trial will be presented at the American Society of Anesthesiologists Annual Meeting, McCormick Place - Chicago, IL, October 14 - 18, 2006. Final results from the trial are expected before the end of the year. YM BioSciences is also developing its anti-GnRH, anti-cancer vaccine, Norelin™, and owns a portfolio of preclinical compounds.

Except for historical information, this press release may contain forward-looking statements, which reflect the Company’s current expectation regarding future events. These forward-looking statements involve risk and uncertainties, which may cause but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company’s ongoing quarterly and annual reporting.

Enquiries:
Thomas Fechtner, The Trout Group LLC	James Smith, the Equicom Group Inc.
Tel. +1-212-477-9007 x31	Tel. +1-416-815-0700 x 229
Fax +1-212-460-9028	Fax +1-416-815-0080
Email: tfechtner@troutgroup.com	Email: jsmith@equicomgroup.com